Mail Stop 7010

March 14, 2006

Via U.S. mail and facsimile

Ian J. McCarthy
President and Chief Executive Officer
Beazer Homes USA, Inc.
1000 Abernathy Road, Suite 1200
Atlanta, GA  30328

	RE:	Beazer Homes USA, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2005
Forms 10-Q for the Fiscal Quarter Ended December 31, 2005
		File No. 1-12822


Dear Mr. McCarthy:

      We have reviewed your response letter dated March 13, 2006 and have the following additional comment. If you disagree, we will consider your explanation as to why our comment is inapplicable. In of our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2005

Notes to Financial Statements

(1) Summary of Significant Accounting Policies Presentation, page
39

		We read your response to our comment 4 from our letter dated March 1, 2006. Your response does not currently support your conclusion that your operating segments have similar characteristics and thus can be aggregated, for you have not demonstrated this to us and have not addressed the apparent differences in their economic characteristics and trends.

		Your response states "the economic characteristics which drive the sale of [your] homebuilding products, and the homebuilding industry in general, are the same within each of [your] geographic locations. These characteristics include employment growth and levels of unemployment, the general health of the local economy..."
Please tell us what consideration you gave to the following:
* Your disclosure on page 22 of your Form 10-K for the fiscal year ended September 30, 2005 states that the factors which contributed to the $130.2 million goodwill impairment charge were certain underperforming markets in Indiana, Ohio, Kentucky and Charlotte, North Carolina. The forecasts and valuations of the respective divisions, along with weaker than anticipated local economies, particularly in the Midwest markets, and severe price competition, particularly at entry level price points;
* The differences in the economies driving certain of your markets, which have affected your orders and revenues, some of which you have described in paragraphs six and seven of your response; and
* The availability of land and your ability to purchase land in certain regions of the country, which will impact your future economic performance in these regions.
Please tell us how you determined the above were similar economic characteristics, which result in similar long-term financial performance and trends.

		Please provide us with your key metrics used in your quantitative analysis for each of the last five fiscal years, the most recent interim periods, and each subsequent year and interim period for which you have budgeting information for. Please include in your analysis explanations for any apparent differences in economic characteristics for a given operating segment when compared to another operating segment for a period and why these differences would not be considered an indication of differences in economic characteristics. Please ensure you also include explanations for any difference in trends, including your basis for concluding that any trend was temporary. Refer to paragraphs 17-18 and 73-74 of SFAS 131; Question 8 of the FASB Staff Implementation Guide for SFAS
131;
and Topic 5 from the minutes of the November 10, 1998 meeting between the Professional Standards Group and the SEC staff.










*    *    *    *


      As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comment and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

      If you have any questions regarding this comment, please direct them to Meagan Caldwell, Staff Accountant, at (202) 551-3754 or, in her absence, to the undersigned at (202) 551-3769.


							Sincerely,


							Rufus Decker
							Accounting Branch Chief

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Ian J. McCarthy
Beazer Homes USA, Inc.
March 14, 2006
Page 1 of 3




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE